UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 27, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS: VESTING OF SHARES AND SETTLEMENT BY ON MARKET SALES AND EQUITY SETTLEMENT

Johannesburg, Thursday, 27 October 2022. In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in securities by directors and prescribed officers of Harmony in relation to the vesting and settlement of deferred share awards made pursuant to the provisions of the Harmony Deferred Share Plan 2018 are disclosed:

1.	Name of director:	PW Steenkamp (Chief Executive Officer)
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2022
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	192 557
	Number of ordinary shares locked up towards minimum shareholding requirement:	39 493
	Number of vested shares sold on market:	153 064
	Date of conclusion of bulk on-market sale of shares:	21 October 2022
	On-market sale price per share:	Volume weighted average price of R47.41 per share (with a low of R46.66 per share and a high of R48.25 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R7 256 764
	Number of shares retained in own name:	0
	Total value of shares retained in own name:	R0
	Nature and extent of prescribed officer’s interest:	Direct beneficial

2.	Name of director:	BP Lekubo (Financial Director)
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2022
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	44 704
	Number of ordinary shares locked up towards minimum shareholding requirement:	19 004
	Number of vested shares sold on market:	25 700
	Date of conclusion of bulk on-market sale of shares:	21 October 2022
	On-market sale price per share:	Volume weighted average price of R47.41 per share (with a low of R46.66 per share and a high of R48.25 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R1 218 437
	Number of shares retained in own name:	0
	Total value of shares retained in own name:	R0
	Nature and extent of prescribed officer’s interest:	Direct beneficial

3.	Name of director:	HE Mashego (Executive Director)
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2022
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	36 202
	Number of ordinary shares locked up towards minimum shareholding requirement:	18 100
	Number of vested shares sold on market:	18 102
	Date of conclusion of bulk on-market sale of shares:	21 October 2022
	On-market sale price per share:	Volume weighted average price of R47.41 per share (with a low of R46.66 per share and a high of R48.25 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R858 216
	Number of shares retained in own name:	0
	Total value of shares retained in own name:	R0
	Nature and extent of prescribed officer’s interest:	Direct beneficial

4.	Name of prescribed officer:	B Nel
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2022
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	36 840
	Number of ordinary shares locked up towards minimum shareholding requirement:	18 419
	Number of vested shares sold on market:	18 421
	Date of conclusion of bulk on-market sale of shares:	21 October 2022
	On-market sale price per share:	Volume weighted average price of R47.41 per share (with a low of R46.66 per share and a high of R48.25 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R873 340
	Number of shares retained in own name:	0
	Total value of shares retained in own name:	R0
	Nature and extent of prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	M van der Walt
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2022
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	34 689
	Number of ordinary shares locked up towards minimum shareholding requirement:	9 870
	Number of vested shares sold on market to cover tax:	11 540
	Date of conclusion of bulk on-market sale of shares:	21 October 2022
	On-market sale price per share:	Volume weighted average price of R47.41 per share (with a low of R46.66 per share and a high of R48.25 per share)
	Total value of shares sold on market to cover tax:	R547 111
	Number of shares retained in own name:	13 279
	Total value of shares retained in own name:	R629 557
	Nature and extent of prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	J van Heerden
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2022
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	47 734
	Number of ordinary shares locked up towards minimum shareholding requirement:	23 866
	Number of vested shares sold on market:	23 868
	Date of conclusion of bulk on-market sale of shares:	21 October 2022
	On-market sale price per share:	Volume weighted average price of R47.41 per share (with a low of R46.66 per share and a high of R48.25 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R1 131 582
	Number of shares retained in own name:	0
	Total value of shares retained in own name:	R0
	Nature and extent of prescribed officer’s interest:	Direct beneficial

7.	Name of prescribed officer:	A Buthelezi
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2022
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	31 675
	Number of vested shares sold on market:	31 675
	Date of conclusion of bulk on-market sale of shares:	21 October 2022
	On-market sale price per share:	Volume weighted average price of R47.41 per share (with a low of R46.66 per share and a high of R48.25 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R1 501 712
	Number of shares retained in own name:	0
	Total value of shares retained in own name:	R0
	Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of prescribed officer:	M Naidoo-Vermaak
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2022
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	34 901
	Number of vested shares sold on market:	34 901
	Date of conclusion of bulk on-market sale of shares:	21 October 2022
	On-market sale price per share:	Volume weighted average price of R47.41 per share (with a low of R46.66 per share and a high of R48.25 per share)
	Total value of shares sold on market prior to deduction of tax liability:	R1 654 656
	Number of shares retained in own name:	0
	Total value of shares retained in own name:	R0
	Nature and extent of prescribed officer’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings in securities in compliance with paragraph 3.66 of the JSE Listings Requirements.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
27 October 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 27, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director